Execution Copy

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”), dated as of August 6, 2004 (the “Execution Date), is made between STERLING JEWELERS INC., a Delaware corporation (the “Company”), and MARK S. LIGHT (the “Executive”).

WHEREAS, the Company is engaged in the business of operating a chain of retail jewelry stores in the United States (the “Business”); and

WHEREAS, the Company and the Executive entered into an Employment Agreement, dated as of April 26, 2002 and as amended, to the date hereof (the “Original Agreement”); and

WHEREAS, the parties hereby desire to make certain additional amendments to the Original Agreement and, in connection therewith, to amend and restate the Original Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Employment and Term.

(a) The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, in the capacities and on the terms and subject to the conditions set forth herein from the Execution Date until the date this Agreement is terminated by the Company or by the Executive pursuant to the terms of this Agreement (the “Term of Employment”).

(b) The Company may terminate this Agreement at any time by notifying the Executive in writing. In the event the Company terminates this Agreement pursuant to this Section 1(b), the Company shall be obligated to (i) pay the Executive his Base Salary (as defined in Section 3 below) in effect at the effective date of termination prorated to such date of termination, (ii) pay the Executive for any Annual Bonus (as defined in Section 3 below) (which amount shall be paid within 30 days following the preliminary announcement by Signet Group plc (“Signet”) of its results for the related fiscal year) and/or Long Term Bonus (as defined below in Section 3 below) (which amount shall be paid in accordance with the long term incentive plan for executive officers then in effect, as approved by the Signet Remuneration Committee) earned by Executive for a completed fiscal year (or, in the case of the Long Term Bonus, a completed three-year fiscal period) prior to the effective date of such termination but which remain unpaid as of the date of termination, (iii) pay the Executive the pro-rata portion of the Annual Bonus for which he was then eligible as of the date of termination for the then current fiscal year (which amount shall be paid within 30 days following the preliminary announcement by Signet of its results for such fiscal year), (iv) pay the Executive for any vacation days for the current year earned but not used by the Executive and (v) continue to pay to the Executive his Base Salary in effect on the last date of Executive’s employment for twelve (12) months following such last date of employment, in accordance with the Company’s standard payroll practices for executive officers. The Executive shall continue to have the obligations provided for in Sections 6 and 7 hereof.

(c)          The Term of Employment may also be terminated by the Executive at any time upon three hundred sixty (360) days’ prior written notice to the Company.

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Upon such termination, the Company shall have no further obligations hereunder except to (i) pay the Executive his Base Salary in effect at the effective date of such termination prorated to such date of termination, (ii) pay the Executive for any Annual Bonus (as defined in Section 3 below) (which amount shall be paid within 30 days following the preliminary announcement by Signet Group plc (“Signet”) of its results for the related fiscal year) and/or Long Term Bonus (as defined below in Section 3 below) (which amount shall be paid in accordance with the long term incentive plan for executive officers then in effect, as approved by the Signet Remuneration Committee) earned by the Executive for a completed fiscal year (or, in the case of the Long Term Bonus, a completed three-year fiscal period) prior to the effective date of such termination but which remain unpaid as of the date of termination, and (iii) pay the Executive for any vacation days for the current year earned but not used by the Executive. The Executive shall continue to have the obligations provided in Sections 6 and 7 hereof.

2. Duties. During the Term of Employment, the Executive shall serve as President and Chief Operating Officer of the Company. The Executive shall report to the Chief Executive Officer of the Company. The Executive shall serve the Company faithfully and to the best of his ability in such capacities, as determined by the Chief Executive Officer of the Company, devoting substantially all of his business time, attention, knowledge, energy and skills to such employment. In addition, if elected, the Executive shall also serve during any part of the Term of Employment as any other officer or a director of the Company or any subsidiary corporation or parent corporation of the Company, without any compensation therefor other than as specified in this Agreement.

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3. Compensation and Benefits. As full and complete compensation to the Executive for his execution and delivery of this Agreement and performance of the services required hereunder, the Company shall pay, grant or provide to the Executive, and the Executive agrees to accept:

(a) (i) a base salary, payable in accordance with the Company’s standard payroll practices for executive officers, of $540,000 per annum (“Base Salary”); (ii) an annual bonus (the “Annual Bonus”) of up to 70% of Base Salary, in accordance with the bonus plan then in effect for executive officers of the Company, as approved by the Signet Remuneration Committee, which Annual Bonus shall be paid within 30 days following the preliminary announcement by Signet of its results for the related fiscal year; (iii) a long-term incentive bonus of up to 45% of Base Salary, payable in accordance with the long-term incentive plan for executive officers then in effect as approved by the Signet Remuneration Committee (the “Long Term Bonus”) and (iv) option awards, as determined in the sole discretion of the Signet Remuneration Committee, in accordance with the option plan then in effect as approved by the Signet Remuneration Committee; provided, however, that notwithstanding that (x) this Agreement is dated as of the Execution Date, (y) the Term of Employment hereunder commences on the Execution Date and (z) for the period from April 26, 2002 to the Execution Date the Executive was employed by the Company under the Original Agreement that was terminated by the Executive and the Company as of the Execution Date, the Executive shall be paid his Base Salary effective as of May 1, 2004 (and in lieu of any other base salary payable under the Original Agreement for the period from May 1, 2004 to the Execution Date); and, provided further, that on or prior to each May 1 of

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each year (beginning on May 1, 2005), the Board of Directors of the Company or the Signet Remuneration Committee shall review the amount of the Executive’s Base Salary then in effect and, in the absolute discretion of the Board or such committee, the Base Salary may be increased, but not decreased, from such amount, based upon the performance of the Executive and other factors as may be considered by the Board or such committee to be relevant from time to time;

(b) the payment or reimbursement by the Company for membership dues in the country club in which the Executive is a member on the date hereof (or in a replacement club at comparable cost), the membership therein to be used to further the ordinary and necessary business purposes of the Company;

(c) medical/dental, long-term disability and life insurance benefits made available generally from time to time by the Company to executive officers that are comparable with, but no less favorable to the Executive than, those benefits in effect as of the date of this Agreement with respect to the Executive;

(d) such deferred compensation benefits as may be made available generally from time to time by the Company to executive officers of the Company upon the authorization and approval of the Signet Remuneration Committee;

(e) A lease by the Company of an automobile having monthly lease payments not to exceed $1,050.00 per month in addition to: (i) the payment or reimbursement by the Company of all of the Executive’s costs for gas, repairs, maintenance and insurance premiums relating to such automobile; (ii) an additional amount (the “Gross-Up Payment”) such that, after reduction for all federal, state and local income taxes, if any, payable by the Executive in respect of the reimbursement or

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payment by the Company to the Executive of an expense described in this subsection (e) (a “Covered Expense”) and the Gross-Up Payment, the Executive shall retain an after-tax amount equal to the amount of such Covered Expense; and (iii) an annual adjustment equal to the percentage change in the Consumer Price Index, All Urban Consumers, published by the Bureau of Labor Statistics of the U.S. Department of Labor during the preceding twelve (12) months, or any successor index published by the U.S. Government (reasonably adjusted from time to time using suitable conversion factors in the event of any change in the base year used to calculate the index); and

(f) such other perquisites and benefits as may be made available generally from time to time by the Company to executive officers of the Company.

For purposes of subsection (e) of this Section 3, the federal, state and local income taxes payable by the Executive in respect of a reimbursement or payment by the Company to the Executive of a Covered Expense or Gross-Up Payment shall be determined by taking into account all deductions allowable to the Executive for federal, state or local income tax purposes in respect of the payment of a Covered Expense and any tax payable on a reimbursement or payment made under this subsection to the maximum extent thereof.

4. Termination.

(a) Disability. In the event of any physical or mental disability during the Term of Employment which renders the Executive incapable of performing the services required of him for any period or periods aggregating six months during any twelve-month period, the Company shall have the right, upon written notice to the Executive, to terminate the Executive’s employment hereunder, effective upon the giving of such

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notice (or such later date as shall be specified in such notice). Upon such termination, the Company shall have no further obligations hereunder, except to (i) pay the Executive his Base Salary to the effective date of termination, (ii) pay the Executive for any Annual Bonus (which amount shall be paid within 30 days following the preliminary announcement by Signet of its results for the related fiscal year) and/or Long Term Bonus (which amount shall be paid in accordance with the long term incentive plan for executive officers then in effect, as approved by the Signet Remuneration Committee) earned by Executive for a completed fiscal year (or, in the case of the Long Term Bonus, a completed three-year fiscal period) prior to the effective date of such termination but which remain unpaid as of the date of termination, (iii) pay the Executive the pro-rata portion of the Annual Bonus for which he was then eligible through the date of termination for the then current fiscal year (which amount shall be paid within 30 days following the preliminary announcement by Signet of its results for such fiscal year) and (iv) provide the Executive any other benefits to which the Executive may otherwise have been entitled. For purposes of this Section 4(a), the Executive’s physical or mental disability shall be determined in accordance with any disability plan of or applicable to the Company that is then in effect. The Executive shall continue to have the obligations provided for in Sections 6 and 7 hereof.

(b) Death. In the event of the death of the Executive during the Term of Employment, this Agreement shall automatically terminate and the Company shall have no further obligations hereunder, except to (i) pay the Executive’s estate the Base Salary in effect at the time of the Executive’s death through the date of death and for six (6) months following such date, (ii) pay the Executive’s estate for any Annual Bonus (which

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amount shall be paid within 30 days following the preliminary announcement by Signet of its results for the related fiscal year) and/or Long Term Bonus (which amount shall be paid in accordance with the long term incentive plan for executive officers then in effect, as approved by the Signet Remuneration Committee) earned by Executive for a completed fiscal year (or, in the case of the Long Term Bonus, a completed three-year fiscal period) prior to the date of death but which remain unpaid as of the date of death and (iii) pay the Executive’s estate the pro rata portion of the Annual Bonus for which he was then eligible through the date of death for the then current fiscal year (which amount shall be paid within 30 days following the preliminary announcement by Signet of its results for such fiscal year).

(c) Cause. The Company shall have the right, upon written notice to the Executive, to terminate the Executive’s employment under this Agreement for Cause (as hereinafter defined), effective upon the giving of such notice (or such later date as shall be specified in such notice), and the Company shall have no further obligations hereunder, except to pay the Executive his Base Salary prorated to the effective date of termination, and the Executive shall continue to have the obligations provided in Sections 6 and 7 hereof.

For purposes of this Agreement, “Cause” means:

(i) fraud, embezzlement, gross insubordination on the part of the Executive or any act of moral turpitude or misconduct (which misconduct adversely affects the business or reputation of the Company) by the Executive;

(ii) conviction of or the entry of a plea of nolo contendere by the Executive for any felony; or

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(iii) a material breach of, or the willful failure or refusal by the Executive to perform and discharge, his duties, responsibilities or obligations under this Agreement.

5. Resignation upon Termination. Upon the termination of the Executive’s employment hereunder for any reason, the Executive shall immediately be deemed to resign, and shall resign, from all offices and directorships held by him in the Company or any of its subsidiaries or affiliates and shall execute any and all documents reasonably necessary to effect such resignations as requested by the Company.

6. Confidentiality; Ownership of Developments. (a) During the Term of Employment and for any time thereafter, the Executive shall keep secret and retain in strictest confidence and not divulge, disclose, discuss, copy or otherwise use or suffer to be used in any manner, except in connection with the Business of the Company and of any of the subsidiaries or affiliates of the Company, any trade secrets, confidential or proprietary information and documents or materials owned, developed or possessed by the Company or any of the subsidiaries or affiliates of the Company pertaining to the Business of the Company or any of the subsidiaries or affiliates of the Company; provided, however, that such information referred to in this Section 6(a) shall not include information that is or has become generally known to the public or the jewelry trade without violation of this Section 6.

(b) The Executive acknowledges that all developments, including, without limitation, inventions (patentable or otherwise), discoveries, improvements, patents, trade secrets, designs, reports, computer software, flow charts and diagrams, data, documentation, writings and applications thereof relating to the Business or planned

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business of the Company or any of the subsidiaries or affiliates of the Company that, alone or jointly with others, the Executive may create, make, develop or acquire during the Term of Employment (collectively, the “Developments”) are works made for hire and shall remain the sole and exclusive property of the Company and the Executive hereby assigns to the Company all of his right, title and interest in and to all such Developments.

(c) The provisions of this Section 6 shall, without any limitation as to time, survive the expiration or termination of the Executive’s employment hereunder, irrespective of the reason for any termination.

7. Covenants Not to Solicit and Not to Compete. The Executive agrees that during the Term of Employment and for a period of one year commencing upon the last date of Executive’s employment (the “Non-Competition Period”), the Executive shall not, directly or indirectly, without the prior written consent of the Company:

(a)          solicit, entice, persuade or induce any employee, consultant, agent or independent contractor of the Company or of any of the subsidiaries or affiliates of the Company to terminate his or her employment or engagement with the Company or such subsidiary or affiliate, to become employed by any person, firm or corporation other than the Company or such subsidiary or affiliate or approach any such employee, consultant, agent or independent contractor for any of the foregoing purposes; or

(b)          directly or indirectly own, manage, control, invest or participate in any way in, consult with or render services to or for any person or entity (other than for the Company or any of the subsidiaries or affiliates of the Company) which is engaged in the retail jewelry business; provided, however, that the restrictions of this Section 7(b) shall not extend to the ownership, management or control of a retail jewelry business by

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the Executive following the termination of his employment with the Company provided that such activity is no less than sixty (60) miles distant from any retail jewelry store of the Company at the time of such termination of employment and provided, further, however, that the restrictions of this Section 7(b) shall not extend to the ownership of publicly traded securities in a company engaged in the retail jewelry business, provided that such ownership does not exceed 1% of the outstanding voting securities of such company.

Notwithstanding anything to the contrary contained herein, in the event Executive terminates his employment upon less than three hundred sixty (360) days notice to the Company as required by Section 1(c), the Non-Competition Period shall be extended by an amount of time equal to three hundred sixty (360) days less the amount of notice actually given by the Executive to the Company; provided, however, if such termination by Executive upon less than three hundred sixty (360) days notice is within sixty (60) days following a Change in Control (as defined below), Executive’s obligations pursuant to clause (b) above shall continue for the Non-Competition Period without giving effect to the extension of time provided for herein. For purposes of this Agreement, a “Change in Control” shall mean: (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization (other than the Signet Group plc (“Signet”) or an affiliate of Signet or the Company), if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization more than fifty percent (50%) of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect

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parent corporation of such continuing or surviving entity or (ii) any person or group of related persons (other than Signet or an affiliate of Signet or the Company) shall acquire beneficial ownership of more than fifty percent (50%) of the voting power of all classes of stock of the Company. A transaction shall not constitute a “Change in Control” if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

8. Specific Performance. The Executive acknowledges that the services to be rendered by the Executive are of a special, unique and extraordinary character and, in connection with such services, the Executive will have access to confidential information vital to the Company’s Business and the subsidiaries and affiliates of the Company. By reason of this, the Executive consents and agrees that if the Executive violates any of the provisions of Sections 6 or 7 hereof, the Company and the subsidiaries and affiliates of the Company would sustain irreparable injury and that monetary damages will not provide adequate remedy to the Company and that the Company shall be entitled to have Sections 6 or 7 specifically enforced by any court having equity jurisdiction. Nothing contained herein shall be construed as prohibiting the Company or any of the subsidiaries or affiliates of the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of damages from the Executive.

9. Entire Agreement. This Agreement embodies the entire agreement of the parties with respect to the Executive’s employment and supersedes any other prior oral or written agreements, arrangements or understandings between the Executive and

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the Company. This Agreement may not be changed or terminated orally but only by an agreement in writing signed by the parties hereto.

10. Governing Law; Jurisdiction. (a) This Agreement shall be subject to, and governed by, the laws of the State of Ohio applicable to contracts made and to be performed therein.

(b)          Any action to enforce any of the provisions of this Agreement shall be brought in a court of the State of Ohio located in Summit County or in a Federal court located in Cleveland, Ohio. The parties consent to the jurisdiction of such courts and to the service of process in any manner provided by Ohio law. Each party irrevocably waives any objection which it may now or hereafter have to the venue of any such suit, action or proceeding brought in such court.

(c) The prevailing party in any action to enforce any of the provisions of this Agreement shall be entitled to reimbursement from the other party for its or his costs and expenses (including attorneys fees and expenses) incurred in connection with such action.

11. Assignability. The obligations of the Executive may not be delegated and the Executive may not, without the Company’s written consent thereto, assign, transfer, convey, pledge, encumber, hypothecate or otherwise dispose of this Agreement or any interest herein. Any such attempted delegation or disposition shall be null and void and without effect. The Company and the Executive agree that this Agreement and all of the Company’s rights and obligations hereunder may be assigned or transferred by the Company to any successor to the Company.

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12. Severability. If any provision of this Agreement or any part thereof, including, without limitation, Sections 6 and 7, as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction to be void or unenforceable, the same shall in no way affect any other provision of this Agreement or remaining part thereof, which shall be given full effect without regard to the invalid or unenforceable part thereof, or the validity or enforceability of this Agreement.

If any court construes any of the provisions of Section 6 or 7, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court may reduce the duration or restrict or redefine the geographic scope of such provision and enforce such provision as so reduced, restricted or redefined.

13. Notices. All notices to the Company or the Executive permitted or required hereunder shall be in writing and shall be delivered personally, by telecopier or by courier service providing for next-day delivery or sent by registered or certified mail, return receipt requested, to the following addresses:

The Company:

Sterling Jewelers Inc.
375 Ghent Road

Akron, Ohio 44313

Fax: (330) 668-5191

Attn: Chief Financial Officer

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Fax:  (212) 310-8007

Attn: Michael Kam

The Executive:

Mark S. Light

Sterling Jewelers Inc.

375 Ghent Road

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Akron, Ohio 44313

Either party may change the address to which notices shall be sent by sending written notice of such change of address to the other party. Any such notice shall be deemed given, if delivered personally, upon receipt; if telecopied, when telecopied; if sent by courier service providing for next-day delivery, the next business day following deposit with such courier service; and if sent by certified or registered mail, three days after deposit (postage prepaid) with the U.S. mail service.

14. Paragraph Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

STERLING INC.

By:	/s/ Terry Burman

Name: Terry Burman Title: CEO

/s/ Mark S. Light

Mark S. Light

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